FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

CIN-L65190GJ1994PLC021012

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release issued by Standard & Poor’s Ratings Services

Item 1

China Scale Ratings On Bonds By ICICI's, HDFC Bank's Bahrain Branches Lowered To 'cnBBB+'; Global Ratings Affirmed

Primary Credit Analysts:

Amit Pandey, Singapore 65 6239 6344; amit.pandey@standardandpoors.com

Ivan Tan, Singapore (65) 6239-6335; ivan.tan@standardandpoors.com

Secondary Contacts:

Deepali V Seth Chhabria, Mumbai (91) 22-3342-4186; deepali.seth@standardandpoors.com

Geeta Chugh, Mumbai (91) 22-3342-1910; geeta.chugh@standardandpoors.com

SINGAPORE (Standard & Poor's) Jan. 22, 2016--Standard & Poor's Ratings Services today said that it had lowered its long-term Greater China regional scale issue rating on bonds issued by the Bahrain branches of ICICI Bank Ltd. (foreign currency: BBB-/Stable/A-3) and HDFC Bank Ltd. (BBB-/Stable/A-3) to 'cnBBB+' from 'cnA-'. We affirmed the 'BBB-' long-term issue ratings on these bonds (see ratings list below).

We lowered the Greater China regional scale ratings on the bonds following the launch of our new national and regional scale mapping tables (see Standard & Poor's National And Regional Scale Mapping Tables, published Jan. 19, 2016, on RatingsDirect). The foreign currency rating on the host sovereign caps our view of the creditworthiness of the branches. The sovereign rating on Bahrain (BBB-/Negative/A-3) maps to a 'cnBBB+' Greater China regional scale rating. Therefore the bonds issued by these banks' Bahrain branches are rated 'cnBBB+'.

Ratings List

To	From

Greater China Regional Scale Issue Ratings Lowered

ICICI Bank CNY600 million, 4.00% due 2017	cnBBB+	cnA-
HDFC Bank CNY150 million, 4.30% due 2018	cnBBB+	cnA-

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	JANUARY 22, 2016 1

China Scale Ratings On Bonds By ICICI's, HDFC Bank's Bahrain Branches Lowered To 'cnBBB+'; Global Ratings

Affirmed

Global Scale Issue Ratings Affirmed

ICICI Bank CNY600 million, 4.00% due 2017 BBB- HDFC Bank CNY150 million, 4.30% due 2018 BBB-

RELATED CRITERIA AND RESEARCH

Related Criteria

•	Standard & Poor's National And Regional Scale Mapping Tables, Jan. 19, 2016

•	National And Regional Scale Credit Ratings, Sept. 22, 2014

•	Assessing Bank Branch Creditworthiness, Oct. 14, 2013

•	Banks: Rating Methodology And Assumptions, Nov. 9, 2011

•	Use Of CreditWatch And Outlooks, Sept. 14, 2009

Complete ratings information is available to subscribers of RatingsDirect at www.globalcreditportal.com and at www.spcapitaliq.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com. Use the Ratings search box located in the left column.

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	JANUARY 22, 2016 2

Copyright © 2016 Standard & Poor's Financial Services LLC, a part of McGraw Hill Financial. All rights reserved.

No content (including ratings, credit-related analyses and data, valuations, model, software or other application or output therefrom) or any part thereof (Content) may be modified, reverse engineered, reproduced or distributed in any form by any means, or stored in a database or retrieval system, without the prior written permission of Standard & Poor's Financial Services LLC or its affiliates (collectively, S&P). The Content shall not be used for any unlawful or unauthorized purposes. S&P and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively S&P Parties) do not guarantee the accuracy, completeness, timeliness or availability of the Content. S&P Parties are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, for the results obtained from the use of the Content, or for the security or maintenance of any data input by the user. The Content is provided on an "as is" basis. S&P PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, FREEDOM FROM BUGS, SOFTWARE ERRORS OR DEFECTS, THAT THE CONTENT'S FUNCTIONING WILL BE UNINTERRUPTED, OR THAT THE CONTENT WILL OPERATE WITH ANY SOFTWARE OR HARDWARE CONFIGURATION. In no

event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the Content even if advised of the possibility of such damages.

Credit-related and other analyses, including ratings, and statements in the Content are statements of opinion as of the date they are expressed and not statements of fact. S&P's opinions, analyses, and rating acknowledgment decisions (described below) are not recommendations to purchase, hold, or sell any securities or to make any investment decisions, and do not address the suitability of any security. S&P assumes no obligation to update the Content following publication in any form or format. The Content should not be relied on and is not a substitute for the skill, judgment and experience of the user, its management, employees, advisors and/or clients when making investment and other business decisions. S&P does not act as a fiduciary or an investment advisor except where registered as such. While S&P has obtained information from sources it believes to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives.

To the extent that regulatory authorities allow a rating agency to acknowledge in one jurisdiction a rating issued in another jurisdiction for certain regulatory purposes, S&P reserves the right to assign, withdraw, or suspend such acknowledgement at any time and in its sole discretion. S&P Parties disclaim any duty whatsoever arising out of the assignment, withdrawal, or suspension of an acknowledgment as well as any liability for any damage alleged to have been suffered on account thereof.

S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain nonpublic information received in connection with each analytical process.

S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P's public ratings and analyses are made available on its Web sites, www.standardandpoors.com (free of charge), and www.ratingsdirect.com and www.globalcreditportal.com (subscription) and www.spcapitaliq.com (subscription) and may be distributed through other means, including via S&P publications and third-party redistributors. Additional information about our ratings fees is available at www.standardandpoors.com/usratingsfees.

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	JANUARY 22, 2016 3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: January 22, 2016	By:	/s/ Mr. P. Sanker
Name: Mr. P. Sanker Title : Senior General Manager (Legal) & Company Secretary